

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

December 29, 2017

Via E-mail
Robert W. Ferguson
Chief Executive Officer
Golden Eagle International, Inc.
1 Park Plaza, Suite 600
Irvine, CA 92614

     **Re:    Golden Eagle International, Inc.
         Preliminary Proxy Statement on Schedule 14A
         Filed December 15, 2015
         File No. 000-23726**

Dear Mr. Ferguson:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ James Lopez (for)

                          John Reynolds
                          Assistant Director
                          Office of Beverages, Apparel, and Mining

cc:  William T. Hart, Esq.
     Hart & Hart, LLC